FEDERATED MANAGED POOL SERIES

                            Federated Investors Funds
                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7000

                                November 22, 2005



EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549



         RE:      FEDERATED MANAGED POOL SERIES (the "Registrant")
                           Federated Corporate Bond Strategy Portfolio



Dear Sir or Madam:
         As you requested, we are filing this correspondence letter in response to your comments we received for the Registration Statement filed of form N-1A with the Securities and Exchange Commission on October 7, 2005, for the above listed Registrant.


Prospectus


1. In response to the first comment, we will disclose the Fund's maturity range in Item 2.


2. In response to the second comment, we believe that Liquidity Risks and Risks of Investing in Derivative Contracts and Hybrid Instruments are sufficiently tied to the securities described in the strategy disclosed in Item 2. Note the references to "fixed income securities in which the Fund invests" and "the Fund's use of derivative contracts" in each respective risk section. We will amend the language in Leverage Risks to more clearly correspond to the Fund's investments disclosed in the Item 2 strategy.


3. In response to your third comment, the "wrap fee" is paid to the program sponsor, which in turn pays a portion of the "wrap fee" to the discretionary portfolio manager for the management and administration of the entire wrap fee account of the investor. As structured, the "wrap fee", and the portion of the "wrap fee" paid to the discretionary portfolio manager, is in no way tied to the management of the Fund and would be paid regardless of whether or not the investor's account is invested in the Fund. Similarly, when the Fund is used to implement fixed income strategies outside of "wrap fee" programs, the fees paid by investors for the management of their separately managed accounts or other investment vehicles are in no way tied to the management of the Fund and would be paid regardless of whether the investor's account is invested in the Fund.


In addition, we would not be able to calculate the portion of the overall fees paid by the investor associated with the investment advisory services provided to the Fund as the two are not in any way related and respectfully submit that any disclosure to the contrary would be misleading. (See also Rule 8b-21:
"Information required need be given only insofar as it is known or reasonably available to the registrant.") The Board of Trustees of the Fund have considered and approved a 0.00% Advisory fee, such that the advisory expense of operating this Fund is zero; therefore, we believe that the expenses of operating the fund have been accurately disclosed.


Please also note that SEC Release IC- 23064 adopting "new" Form N-1A states in Footnote 77 (Re: Fee Table requirements): "Form N-1A, as amended, further clarifies that a fund should disclose only fees charged by or on behalf of the fund, not fees charged by unrelated third parties." Citing Instruction 1(c) to
Item 3 of Form N-1A.

Finally, the fees charged by Federated for its services (not for managing the Fund) will vary.

4. In response to your fourth comment, the contractual waivers do not expire prior to three years, so no modification is necessary.


5. In response to your fifth comment, disclosure will be modified to ensure that the investment process is designed to achieve the Fund's investment objective.


6. In response to your sixth comment, this is Federated's standard language regarding these securities and has been reviewed by the Staff in the past. We believe that the disclosure clearly fits within the parameters set forth in the above referenced letter. The disclosure explains that these securities do not have the explicit financial support of the United States, but rather have implied support because the government sponsors their activities. We feel this disclosure is responsive to the fourth criteria in the letter (e.g. "supported by the United States in some other way").


7. In response to your seventh comment, Article X, Section 5 of its Declaration of Trust permits the Fund to redeem shares held by or on behalf of a shareholder who ceases to be an Eligible Investor. We believe that the declaration of Trust is the governing authority in this instance. As you note, the prospectus also contains the following disclosure: "The Fund also intends to redeem shares held by or on behalf of a shareholder who ceases to be an Eligible Investor (as defined above) and each shareholder on whose behalf FIC or another Discretionary Manager has purchased Shares agrees to any such redemption. The Fund will attempt to provide the applicable Discretionary Manager and/or wrap program sponsor with advance notice of any such redemption on behalf of the shareholder." The Fund also discloses that it has net expenses of 0.00% because it is offered solely to Eligible Investors who pay account fees in connection with the management and administration of their discretionary accounts. A shareholder of the Fund that was no longer an Eligible Investor would be receiving an unfair benefit by continuing to be able to invest in the zero-expense fund. In addition, the disclosure language is analogous to disclosures found in privately placed funds that are registered under the Investment Company Act of 1940 ("1940 Act") which redeem shareholders who no longer qualify as "accredited investors. Finally, please note that the registration statements of the other zero expense funds of which we are aware, which have been previously declared effective, each contain disclosure that is substantially similar to the disclosure in the Fund's prospectus.


8. In response to your eighth comment, we will add the disclosure stating that a description of the Fund's policies and procedures regarding the disclosure of the Fund's portfolio holdings is available in the Fund's Statement of Additional Information and on the Fund's website.


9. In response to your ninth comment, disclosure required by Items 1(b) (1) and
(3) of Form N-1A will be added to the back page of the prospectus.


Statement of Additional Information


10. In response to your tenth comment: (a) The length of time each trustee has served in that capacity will be added; (b) The principal business of Passport Research will be added; (c) We believe the disclosure is accurate based on the information provided to us by the Trustees; (d) Mr. Mansfield's biographical information will be modified; (e) We believe this comment is not applicable since the comment pertains to additional information voluntarily provided rather than the information required by Item 12(a) (1) of Form N-1A; and (f) We do not believe any clarification is necessary because Item 12(a) (1) of Form N-1A, table item nos. (5) and (6) provided in the tabular example specifically refers to "directors". Also see release no. 33-7932 section II E 1 which states "We are adopting the requirement to disclose basic information about "directors" in an easy to read tabular format..." and continues "The table will require for each "director"[to disclose the]. number of portfolios overseen within the fund complex;"....

11. In response to your eleventh comment, we do not believe any additional disclosure is necessary because there is no advisory fee charged or paid by the Fund.

12. In response to your twelfth comment, the name of the Fund's principal underwriter has been added to the disclosure.

13. In response to your thirteenth comment, we do not believe any additional disclosure is required. The SAI's "Table of Contents" references the "address page" that includes the Fund's underwriter, custodian, transfer agent, dividend dispersing agent and independent registered accounting firm.

14. Regarding your fourteenth comment, we do not believe any additional disclosure is required because the Fund is a bond fund that does not pay any commissions on brokerage transactions and does not receive research services from its Dealers.

General

15. In response to your fifteenth comment, we understand your comment.

16. In response to your sixteenth comment, we do not intend to omit information from the Prospectus in reliance on Rule 430A.

17. In response to your seventeenth comment, we have not submitted and do not expect to submit an exemptive application or no-action request in connection with the registration statement.

18. In response to your eighteenth comment, we understand your comment.

19. In response to your nineteenth comment, we understand your comment.



If you have any questions, please contact me at (412) 288-6812.

                                                       Very truly yours,



                                                       /s/ Diane J. Palmer
                                                       Diane J. Palmer
                                                       Paralegal